

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS
FOURTH QUARTER AND YEAR-END 2004 RESULTS
FFO Per Share Meets Wall Street's Mean Estimate

ROCHESTER, NY, March 3, 2005 – Home Properties (NYSE:HME) today released financial results for the fourth quarter and year ending December 31, 2004. All results are reported on a diluted basis.

"In the fourth quarter of 2004, total revenues, rental rates and net operating income all increased over the prior year period, continuing the track record of consecutive positive year-over-year growth comparisons Home Properties produced on each of these key measures every quarter of 2004," said Edward J. Pettinella, President and CEO. "In a challenging operating environment, we are pleased that in 2004 we improved occupancy, increased rents, recorded net operating income growth that was among the highest in the multifamily REIT sector and completed $247.5 million in acquisitions. We look forward to building on this success in 2005."

Earnings per share ("EPS") for the quarter ended December 31, 2004 was $0.76 compared to $0.27 for the quarter ended December 31, 2003, an increase of 180%, primarily attributable to the significant gain on disposition of property that was recognized in 2004 as compared to 2003. EPS for the three months ended December 31, 2004 for income from continuing operations was $0.22 compared to $0.19 for the year-ago period. EPS for the year ended December 31, 2004 was $1.26 compared to $1.03 for the year ended December 31, 2003, or an increase of 22.5%, primarily attributable to the gain on disposition of property as described above. Income from continuing operations EPS for the year ended December 31, 2004 was $0.93 compared to $0.86 for the year ended December 31, 2003.

For the quarter ended December 31, 2004, Funds From Operations ("FFO") was $35.9 million, or $0.72 per share, as compared to $31.4 million, or $0.64 per share, for the quarter ended December 31, 2003. These results met analysts' mean estimates and equated to a 14% increase in total FFO from the comparable prior-year period and an 11.5% increase on a per-share basis.

For the year ended December 31, 2004, FFO was $130.8 million, or $2.62 per share, compared to $132.8 million, or $2.77 per share, a 1.5% decrease in total FFO from the prior year and a 5.6% decrease on a per-share basis. The results for 2004 include an impairment charge of $9.9 million, or $0.20 per share, related to the sale of affordable limited partnerships recorded in the third quarter and a $1.1 million impairment charge, or $0.02 per share, recorded in the second quarter related to the sale of an apartment community. Consistent with the Securities and Exchange Commission's guidance on non-GAAP financial measures recently adopted by NAREIT, FFO has not been adjusted to add back these impairment charges as it would have been under the prior definition of FFO. From an Operating FFO perspective, excluding the $9.9 million and $1.1 million impairment charges in 2004, FFO for 2004 would have been $141.8 million, or $2.84 per share. This represents a 6.8% increase in total FFO from the prior year and a 2.4% increase on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this press release.

Fourth Quarter Operating Results

For the fourth quarter of 2004, same-property comparisons (for 138 "Core" properties containing 38,560 apartment units owned since January 1, 2003) reflected an increase in total revenues of 3.1% as compared to the same quarter a year ago. Net operating income ("NOI") increased by 2.1% from the fourth quarter of 2003. Property level operating expenses increased by 4.3% for the quarter, primarily due to increases in utilities, repairs and maintenance and real estate taxes, offset in part by a reduction in property insurance and snow removal costs.

Average economic occupancy for the Core properties was 92.3% during the fourth quarter of 2004, down from 93.3% during the fourth quarter of 2003. Average monthly rental rates increased 3.1% to $960 as compared to the year-ago period.

On a sequential basis, compared to the 2004 third quarter results for the Core properties, total revenues were up 0.5% in the fourth quarter of 2004, expenses were up 4.7% and net operating income was down 2.2%. Average economic occupancy was down 0.5% from the third quarter, but average monthly rents were 1.0% higher. The expense increase in the fourth quarter compared to the third quarter represents typical seasonality from higher natural gas and snow removal costs. If the fourth quarter expenses are adjusted to remain constant with third quarter 2004 expenses for these two line items, expenses would be down 5.4% and sequential NOI results would have increased 4.5%.

Occupancies for the 3,216 net apartment units acquired between January 1, 2003 and December 31, 2004 (the "Recently Acquired Communities") averaged 93.4% during the fourth quarter of 2004, at average monthly rents of $1,059.

Year-to-Date Operating Results

For the year ended December 31, 2004, same-property comparisons for the Core properties showed an increase in total revenues of 3.9% resulting in a 2.2% increase in net operating income from 2003. Property level operating expenses increased by 6.0%, primarily due to increases in utilities, repairs and maintenance, personnel, property insurance and real estate taxes, offset in part by reductions in advertising and snow removal costs. Average economic occupancy for the Core properties improved from 92.7% to 93.1%, with average monthly rents rising 2.8% to $948.

The yield on the Recently Acquired Communities during 2004 averaged 6.5% on an annualized basis, which is in line with previously announced expected first-year results (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels).

Acquisitions and Dispositions

The Company did not make any acquisitions during the fourth quarter of 2004 but did announce the acquisition of one apartment community that closed in January, 2005. The property consisted of 204 units in Maryland for a total purchase price of $19.7 million, including closing costs, equating to approximately $96,400 per apartment unit.

During the fourth quarter, the Company sold three communities with a total of 1,026 units located in Hamden, Connecticut and Detroit, Michigan. The total sales price for all three properties was $65.6 million. The Company recorded a gain (before allocation of minority interest) in the fourth quarter of approximately $25.9 million related to these sales. In conformity with NAREIT guidelines, the gain or loss from sale of real property is not included in reported FFO results.

For the full year 2004, Home Properties acquired a total of ten communities with 2,486 units for total consideration of $247.5 million. During the same period, the Company sold five properties with a total of 1,646 units for a total consideration of $92.5 million. The weighted average expected first year cap rate for the acquired communities was 6.7% and for the sold properties was 8.2%.

Update on Sale of Affordable Properties

As of December 31, 2004, the Company continued to own ten affordable properties. Eight of the ten properties, with a total of 612 units, were sold effective January 1, 2005.

Of the remaining two properties (three partnerships), with a total of 1,925 units, the Company will retain its ownership interest and will continue to manage one of them while it pursues various disposition options. The other property (two partnerships) is being disposed of through a default on the non-recourse financing. The Company has met with the federal agency which insured the repayment of that financing. That agency has agreed that the Company may continue to manage the property until the agency can auction or sell the loan in a note sale. The note sale is expected to occur in March, 2005. The Company repurchased in January, 2005 the limited partner's 99.99% interests in accordance with the partnership agreements.

Capital Markets Activities

During the fourth quarter of 2004, the Company raised a net $31 thousand under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). The Company used a method allowed in the DRIP of meeting share demand through share repurchase by the transfer agent in the open market instead of new share issuance. This removes the dilution caused by issuing new shares at a price less than the published net asset value in an economic and efficient manner.

As of December 31, 2004, the Company's ratio of debt-to-total market capitalization was 42.5%, with $58 million outstanding on its $115.0 million revolving credit facility and $7.3 million of unrestricted cash on hand. Mortgage debt of $1.6 billion was outstanding, at rates of interest averaging 6.0% and with staggered maturities averaging approximately eight years. Approximately 89% of total indebtedness is at fixed rates. Interest coverage averaged 2.54 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.32 times. The percentages, loan balances and other statistics are prior to FIN 46R consolidations on the Balance Sheet to provide a better comparison to the December 31, 2003 Balance Sheet.

The Company estimates its net asset value ("NAV") per share at December 31, 2004 to be $44.75 based on the midpoint of capitalizing, at rates from 6.75% to 7.25%, the total of the annualized and seasonally adjusted fourth quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the cap rate range reflects current market conditions.

A total of 1,078,300 shares were repurchased during the quarter at a weighted average price of $41.95 per share. During the first quarter of 2005, the Company repurchased an additional 1,300,700 shares at a weighted average price of $40.99 per share. The Company has Board authorization to buy back up to approximately 2.7 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2005, the Company has reconfirmed its guidance and expects FFO per share between $2.83 and $2.97 per share, which will produce FFO per share growth of (0.4%) to 4.6% when compared to 2004 results before the effects of real estate impairment charges in 2004. The expected FFO growth per share will be 8.0% to 13.4% when compared to reported 2004 results net of real estate impairment charges. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the 2005 guidance on FFO per share results is as follows: First quarter $0.57 to $0.60; second quarter $0.73 to $0.76; third quarter $0.79 to $0.83; fourth quarter $0.74 to $0.78. Assumptions used for the 2005 projections are included with the published supplemental information and will be discussed on the conference call tomorrow.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 888-433-1657 (International 303-957-1357). A replay of the call will be available until March 11, 2005, by dialing 800-633-8284 or 402-977-9140 and entering 21228979. The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment real estate investment trust in the United States. The Company owns, operates, acquires and rehabilitates apartment communities in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 163 communities containing 46,998 apartment units. Of these, 41,980 units in 151 communities are owned directly by the Company; 2,209 units are partially owned and managed by the Company as general partner, and 2,809 units are managed for other owners. For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Fourth Quarter Results	Avg. Economic Occupancy[c]		Q4 '04	Q4 '04 vs. Q4 '03		
	Q4 '04	Q4 '03	Average Monthly Rent/ Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	92.3%	93.3%	$ 960	3.1%	2.1%	2.1%
Acquisition Properties[b]	93.4%	NA	$1,059	NA	NA	NA
TOTAL PORTFOLIO	92.4%	93.3%	$ 968	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy		YTD '04	YTD '04 vs. YTD '03		
	YTD '04	YTD '03	Average Monthly Rent/ Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.1%	92.7%	$ 948	2.8%	3.3%	2.2%
Acquisition Properties[b]	92.1%	NA	$1,091	NA	NA	NA
TOTAL PORTFOLIO	93.1%	92.7%	$ 956	NA	NA	NA

[a] Core Properties includes 138 properties with 38,560 apartment units owned throughout 2003 and 2004.

[b] Reflects 12 properties with 3,216 apartment units acquired subsequent to January 1, 2003.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2004	**2003**	**2004**	**2003**
Rental income	$112,206	$102,709	$436,724	$400,178
Other income – property related	5,260	3,875	18,299	14,910
Interest and dividend income	32	114	480	516
Other income	859	1,077	2,827	4,426
Total revenues	118,357	107,775	458,330	420,030
Operating and maintenance	52,227	46,745	202,479	181,773
General and administrative	5,682	8,236	20,178	22,607
Interest	23,891	20,992	90,506	84,368
Depreciation and amortization	23,729	20,116	89,929	76,206
Impairment of assets held as General Partner	-	110	1,116	2,518
Total expenses	105,529	96,199	404,208	367,472
Income from operations	12,828	11,576	54,122	52,558
Equity in earnings (losses) of unconsolidated affiliates	-	(395)	(538)	(1,892)
Income before minority interest and discontinued operations	12,828	11,181	53,584	50,666
Minority interest in Operating Partnership	(3,496)	(3,121)	(14,852)	(13,965)
Income from continuing operations	9,332	8,060	38,732	36,701
Discontinued operations				
Income (loss) from operations, net of minority interest	509	372	(154)	2,507
Gain (loss) on disposition of property, net of minority Interest	17,722	2,244	11,417	2,599
Discontinued operations	18,231	2,616	11,263	5,106
Income before loss on disposition of property	27,563	10,676	49,995	41,807
Gain (loss) on disposition of property, net of minority interest	-	(7)	(67)	(9)
Income before cumulative effect of change in accounting principle	27,563	10,669	49,928	41,798
Cumulative effect of change in accounting principle, net of minority interest	-	-	(321)	-
Net Income	27,563	10,669	49,607	41,798
Preferred dividends	(1,898)	(1,984)	(7,593)	(11,340)
Net income available to common shareholders	$ 25,665	$ 8,685	$ 42,014	$ 30,458

Reconciliation from net income available to common shareholders to Funds From Operations:

Net income available to common shareholders	$ 25,665	$ 8,685	$ 42,014	$ 30,458
Preferred dividends – convertible preferred stock	548	634	2,194	5,939
Real property depreciation and amortization	23,441	20,246	91,008	77,135
Real property depreciation – unconsolidated	-	604	556	2,442
Impairment on general partnership investment – real estate	-	-	945	1,785
Impairment of real property	-	-	-	423
Loss on disposition of property	-	181	50	260
Minority Interest	3,496	3,121	14,852	13,965
Minority Interest – income from discontinued operations	238	190	(80)	1,385
Gain on disposition of discontinued operations	(17,531)	(2,244)	(21,143)	(2,599)
Loss from early extinguishment of debt in connection with sale of real estate	36	-	36	1,610
Cumulative effect of change in accounting principle	-	-	321	-
FFO [(1)]	$ 35,893	$ 31,417	$130,753	$132,803

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2004	**2003**	**2004**	**2003**
Weighted average shares/units outstanding:				
Shares – basic	33,172.7	31,337.8	32,911.9	29,208.2
Shares – diluted	33,670.2	31,886.5	33,314.0	29,575.7
Shares/units – basic[2]	48,767.3	47,336.7	48,675.0	45,276.7
Shares/units – diluted[2]	50,098.2	47,885.3	49,077.1	47,873.8
Per share/unit:				
Net income – basic	$.77	$.28	$1.28	$1.04
Net income – diluted	$.76	$.27	$1.26	$1.03
FFO – basic[3]	$.72	$.65	$2.64	$2.80
FFO – diluted[4]	$.72	$.64	$2.62	$2.77
Operating FFO – diluted, before real estate impairments[5]			$2.84	
AFFO[6]	$.60	$.53	$2.18	$2.32
Operating AFFO - before real estate impairments[5]			$2.40	
Common Dividend paid	$.63	$.62	$2.49	$2.45

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[3] FFO for the three months ended December 31, as computed for basic is gross FFO of $35,893 and $31,417 in 2004 and 2003, respectively, less convertible preferred dividends of $548 and $634 in 2004 and 2003, respectively. FFO for the year-ended December 31, as computed for basic is gross FFO of $130,753 and $132,803 in 2004 and 2003, respectively, less convertible preferred dividends of $2,194 and $5,939 in 2004 and 2003, respectively.

[4] FFO for the three months ended December 31, as computed for diluted is equal to basic FFO of $35,345 in 2004 and $30,783 in 2003, plus the Series D convertible preferred dividend of $548 in 2004. Series C - E is anti-dilutive for the quarter ended December 31, 2003 therefore the FFO for basic and diluted is the same. FFO for the year-ended December 31, as computed for diluted is equal to basic FFO of $128,559 in 2004 and $126,864 in 2003 plus the Series C – E convertible preferred dividend of $5,939 in 2003. Series D is anti-dilutive for the year ended December 31, 2004 therefore the FFO for basic and diluted is the same.

[5] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the add back of real estate impairment charges. This is presented for a consistent comparison of how NAREIT defined FFO in 2003. There is no difference between FFO and Operating FFO for the fourth quarter of 2004 and 2003, or the full year 2003. Operating FFO for the full year 2004 is FFO of $130,753 plus real estate impairment charges of $11,017, totaling $141,770. The diluted shares/units used for this calculation is 49,910.50. The AFFO for the full year 2004 has also been recalculated as described above to arrive at Operating AFFO.

[6] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,610 for fourth quarter 2004; $5,443 for fourth quarter 2003; $22,166 for the year-ended December 31, 2004; and $21,782 for the year-ended December 31, 2003. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	December 31, 2004	December 31, 2003
Land	$ 402,620	$ 387,655
Buildings, improvements and equipment	2,642,570	2,365,337
Real estate held for sale or disposal, net	78,711	-
	3,123,901	2,752,992
Accumulated depreciation	(405,919)	(330,062)
Real estate, net	2,717,982	2,422,930
Cash and cash equivalents	7,925	5,103
Cash in escrows	43,883	39,660
Accounts receivable	6,664	4,437
Prepaid expenses	18,224	18,184
Investment in and advances to affiliates	-	5,253
Deferred charges	13,778	9,057
Other assets	8,340	8,693
Total assets	$2,816,796	$2,513,317
Mortgage notes payable	$1,644,722	$1,380,696
Line of credit	58,000	-
Accounts payable	24,600	13,178
Accrued interest payable	8,876	7,013
Accrued expenses and other liabilities	22,950	18,959
Security deposits	22,651	21,664
Total liabilities	1,781,799	1,441,510
Minority interest	312,003	330,544
Stockholders' equity	722,994	741,263
Total liabilities and stockholders' equity	$2,816,796	$2,513,317
Total shares/units outstanding:		
Common stock	32,625.4	31,966.2
Operating partnership units	15,591.3	15,974.7
Series D convertible cumulative preferred stock*	833.3	833.3
	49,050.0	48,774.2

*Potential common shares

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237